EXHIBIT 99.6

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom" or “Company”)

Telkom SA Limited (TKG): Vodacom Group (Proprietary) Limited group Results for the year ended March 31, 2006

A culture of mobility

Vodacom logo

Vodacom Group (Proprietary) Limited group Results

for the year ended March 31, 2006

Highlights

Total customers increased by 51.9% to 23.5 million

•	Customers increased by 49.3% in South Africa to 19.2 million
•	Customers increased by 74.1% in Tanzania to 2.1 million
•	Customers increased by 52.2% in the Democratic Republic of Congo to 1.6 million
•	Customers increased by 40.1% in Lesotho to 206,000
•	Customers increased by 84.9% in Mozambique to 490,000

South Africa market share increased by 2% points to 58%

Revenue increased by 24.6% to R34.0 billion

Profit from operations increased by 36.9% to R8.9 billion

EBITDA increased by 23.1% to R11.8 billion

Net profit after taxation increased by 32.0% to R5.1 billion

Cash generated from operations increased by 10.8% to R11.1 billion

Dividends increased by 32.4% to R4.5 billion

Total customers graph

Profit from operations graph

Commentary

Vodacom Group (Proprietary) Limited, South Africa’s market leader in the provision of cellular services announces its results for the year ended March 31, 2006.

SOUTH AFRICA

Customers

The South African customer base increased by 49.3% to 19.2 million (2005: 12.8 million) for the year ended March 31, 2006. The increase was driven by the exceptional growth in the prepaid market although excellent growth was also achieved in the contract market. The number of prepaid customers increased by 53.3% to 16.8 million, while the number of contract customers increased by 26.2% to 2.4 million. The strong growth in customers was a direct result of the remarkable number of gross connections achieved, coupled with decreased churn.

ARPU

Prepaid services have been the driving force behind market penetration in South Africa and contributed 92.1% (2005: 90.1%) to all gross new connections. During the period under review, ARPU decreased to R139 (2005: R163) per month. The continued dilution of ARPU is caused by a higher proportion of lower ARPU as well as lower usage customers being connected to the network. Contract customer ARPU has decreased by 8.3% to R572 (2005: R624) per month. The main contributing factor to this decrease has been the high growth in data customers as well as the low end hybrid, Family Top Up package. The prepaid customer ARPU has decreased by 11.5% to R69 (2005: R78) per month.

Churn

Vodacom continuously focuses on retention of existing customers and acquisition of new customers. In 2006, Vodacom maintained a very low contract churn of 10.0% (2005: 9.1%). The decrease in prepaid churn experienced during the year under review to 18.8% (2005: 30.3%) is a result of a combination of the introduction of innovative products and services, loyalty initiatives and changes in business rules to ensure incentives are paid on factual connections.

Traffic

Total traffic on the network, excluding the impact of national and international roaming, has shown an increase of 20.0% to 17.1 billion (2005: 14.2 billion) minutes in 2006. This growth was mainly due to the 49.3% growth in the total customer base from 12.8 million to 19.2 million as at the end of March 2006. Also evident was a marked change in customer calling patterns, with total mobile to mobile traffic increasing by 26.1% while total mobile to fixed and fixed to mobile traffic increased by only 1.7%.

Regulatory

Light touch regulation by all regulatory bodies have played an important role in the impressive market penetration achieved in South Africa. Both the Independent Communications Authority of South Africa (“ICASA”) Amendment Bill and the Electronic Communications Bill (“ECB”) (previously known as the Convergence Bill), have been passed by Parliament in December 2005. The President has assented to the ECB, but has referred the ICASA Amendment Bill back to Parliament.

Vodacom made written and oral presentations to Parliament on both bills. Although not all of Vodacom’s concerns with regard to the ECB were addressed, the ECB was amended to address Vodacom’s two key concerns, i.e. the grandfathering of all current licensees’ rights and obligations, and the provisions which dealt with price regulation and other market regulatory interventions to include due process and proper market studies.

The draft Information and Communication Technology (“ICT”) BEE Charter is expected to be aligned with the Department of Trade and Industry (“DTI”) Codes of Good Practice during July 2006 and to be released for public comment. Vodacom is committed to comply with the ICT BEE Charter when it is finalised.

ICASA has promulgated the Number Portability Regulations and the industry implementation date is expected to be in September 2006. The introduction of this facility could cause a flurry of market activities and it also presents Vodacom with the opportunity to increase its market share.

The effective date of the Interception of Communication and Communication-related Information Act (“RICA”) was proclaimed at September 30, 2005. The sections of the interception and monitoring legislation prescribing a customer registration process comes into effect on June 30, 2006. This cumbersome prepaid customer registration process will, however, have a significant negative impact on market penetration.

Market share

Despite strong competition, Vodacom has retained its leadership in the highly competitive South African mobile communications market with an estimated 58% (2005: 56%) market share on March 31, 2006. The South African cellular industry has grown by 44% in the last year and Vodacom has contributed to approximately 63% of this growth. The market penetration of the cellular industry is now an estimated 71% (2005: 49%) of the population.

OTHER AFRICAN OPERATIONS

Vodacom’s other African operations, which provide a world-class global system for mobile communications (“GSM”) service to millions of customers, are all faced with continued challenges such as competition from other operators as well as rigorous regulatory changes. All these operations, with the exception of Mozambique, showed excellent profit growth for the year ended March 31, 2006.

Vodacom Tanzania achieved exceptional customer and profit growth. The customer base increased by 74.1% to 2.1 million (2005: 1.2 million) at March 31, 2006. The Tanzanian market remains highly competitive, but with mobile penetration estimated at 9.2% of the population, it still promises further growth potential. Vodacom Tanzania’s market share decreased slightly to 58% (2005: 59%) at March 31, 2006.

Vodacom Congo remains the market leader with an estimated market share of 48% (2005: 47%) at March 31, 2006. The DRC has the lowest estimated mobile penetration of all Vodacom’s operations at 5.5% of the population. Notwithstanding the uncertainties surrounding the planned elections in the coming year, Vodacom Congo increased its customer base by 52.2% to 1.6 million (2005: 1.0 million) at March 31, 2006.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80% market share at March 31, 2006. Vodacom Lesotho increased its customer base by 40.1% to 206,000 (2005: 147,000). Mobile penetration in Lesotho is now estimated at 12.9%.

Vodacom Mozambique’s estimated market share of 30.0% (2005: 33.0%) has decreased due to strong competition from the established competitor mCel, despite offering competitive coverage through an aggressive coverage roll-out programme. Vodacom Mozambique increased its customer base by 84.9% to 490,000 (2005: 265,000) at March 31, 2006. Mobile penetration is estimated at 8.4%.

SHAREHOLDER CHANGES

Vodafone increased its effective shareholding in Vodacom from 35% to 50% by acquiring a 100% shareholding in VenFin Limited, who owns 15% in Vodacom Group (Proprietary) Limited. This transaction highlighted Vodafone’s major commitment to Vodacom and the African continent.

FINANCIAL REVIEW

REVENUE

Geographical split

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
South Africa, including holding companies	21,350	25,041	31,069	17.3	24.1
Tanzania	897	959	1,312	6.9	36.8
DRC[1]	476	1,075	1,334	125.8	24.1
Lesotho	119	137	170	15.1	24.1
Mozambique	13	103	158	692.3	53.4
Revenue	22,855	27,315	34,043	19.5	24.6
DRC (49%)[1]	457	–	–	–	–
Adjusted revenue	23,312	27,315	34,043	17.2	24.6

Note:

1. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders’ agreement. The adjusted revenue for 2004 reflects 100% of Vodacom Congo’s revenue for comparative purposes.

Revenue increased by 24.6% to R34.0 billion (2005: R27.3 billion), of which Vodacom’s other African operations contributed 8.7% (2005: 8.3%). The increase in revenue was primarily driven by the 51.9% increase in the Group customer base coupled with a 7.2 percentage point drop in overall churn to 19.6%. Group ARPU decreased by 16.0% to R127 per month mainly due to the majority of the growth in the customer base being achieved in prepaid customers and the lower end of the contract market.

Revenue composition

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
Airtime, connection and access	12,738	16,191	20,085	27.1	24.1
Data revenue	1,039	1,340	2,038	29.0	52.1
Interconnection	5,785	5,924	6,697	2.4	13.0
Equipment sales	2,275	2,687	3,986	18.1	48.3
International airtime	659	887	971	34.6	9.5
Other sales and services	359	286	266	(20.3)	(7.0)
Revenue	22,855	27,315	34,043	19.5	24.6

Airtime, connection and access

Vodacom’s airtime, connection and access revenue increased by 24.1% to R20.1 billion (2005: R16.2 billion) during the year ended March 31, 2006, primarily due to the increase in the number of customers, offset by declining ARPUs in all operations.

REVENUE continued

Data revenue – geographical split

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
South Africa	943	1,246	1,886	32.1	51.4
Tanzania	91	74	108	(18.7)	45.9
DRC	–	9	25	–	177.8
Lesotho	5	9	16	80.0	77.8
Mozambique	–	2	3	–	50.0
Data revenue	1,039	1,340	2,038	29.1	52.1

Vodacom’s data revenue increased by 52.1% to R2.0 billion (2005: R1.3 billion), mainly due to new data initiatives such as 3G, HSDPA, Vodafone live!, BlackBerry®, Mobile TV as well as the popularity of SMS and other data products. Vodacom South Africa transmitted 3.5 billion (2005:

2.4 billion) SMSs over its network during the year ended March 31, 2006, up 45.5% from 2005. The number of active data users on the South African network as at March 31, 2006 was: MMS users 867,119 (2005: 328,974); GPRS users 1,386,329 (2005: 579,581); 3G Vodafone Mobile Connect data card users 37,798 (2005: 5,101); 3G active handsets 179,576 (2005: 10,878); Vodafone live! users 351,427; Unique Mobile TV users 12,903. The contribution to data revenue from other African operations increased to 7.4% (2005: 7.0%) of total data revenue. Data revenue now constitutes 7.0% (2005: 5.6%) of service revenue (service revenue excludes equipment sales, starter pack sales and non-recurring revenue).

Interconnection

During the year, Vodacom’s interconnection revenue increased by 13.0% to R6.7 billion (2005: R5.9 billion), primarily due to the growth in off-net incoming mobile traffic.

Equipment sales

Vodacom’s revenue from equipment sales increased by 48.3% to R4.0 billion (2005: R2.7 billion) during the year. In South Africa handset sale volumes increased by 58.3% to 3.8 million (2005: 2.4 million) units. The growth in equipment unit sales was primarily driven by growth in customer bases, cheaper Rand prices of new handsets, coupled with added functionality of new phones based on new technologies.

International airtime

International airtime increased by 9.5% to R971 million (2005: R887 million) for the year ended March 31, 2006. International airtime revenues comprise international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks.

Other sales and services

Other sales and services decreased by 7.0% to R266 million (2005: R286 million). Revenue from other sales and services includes income from Vodacom’s cell captive insurance scheme, wireless application service provider (“WASP”) revenue, site sharing rental income as well as other revenue from non-core operations.

PROFIT FROM OPERATIONS

Geographical split

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
South Africa, excluding holding companies[1]	5,272	6,618	8,602	25.5	30.0
Tanzania	135	183	263	35.6	43.7
DRC[2]	10	50	117	400.0	134.0
Lesotho	1	25	51	–	104.0
Mozambique	(88)	(454)	(144)	(415.9)	68.3
Holding companies	(105)	56	(23)	153.3	(141.1)
Profit from operations	5,225	6,478	8,866	24.0	36.9
DRC (49%)[2]	10	–	–	–	–
Adjusted profit from operations	5,235	6,478	8,866	23.7	36.9

Notes

1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.

2. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders’ agreement. The adjusted profit from operations for 2004 reflects 100% of Vodacom Congo’s profit from operations for comparative purposes.

Profit from operations for the Group increased by 36.9% to R8.9 billion (2005: R6.5 billion) for the year ended March 31, 2006, fuelled by buoyant consumer spending and a low inflationary environment in South Africa as well as successful cost containment in all operations. A healthy increase in on-net traffic also contributed favourably to profit margins. Operating expenses increased by 20.8% which was lower than revenue growth of 24.6%. This resulted in Vodacom’s profit from operations margin increasing to 26.0% (2005: 23.7%). The profit from operations for the Group was negatively impacted by losses in Mozambique of R144 million, acquisition costs associated with high levels of contract customer connections and retentions in South Africa and prepaid customer connections in all operations.

EBITDA

Geographical split

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
South Africa, excluding holding companies[1]	7,526	8,995	11,053	19.5	22.9
Tanzania	278	345	465	24.1	34.8
DRC[2]	97	252	373	159.8	48.0
Lesotho	27	48	67	77.8	39.6
Mozambique	(71)	(111)	(129)	(56.3)	(16.2)
Holding companies	(100)	61	(20)	161.0	(132.8)
EBITDA	7,757	9,590	11,809	23.6	23.1
DRC (49%)[2]	93	–	–	–	–
Adjusted EBITDA	7,850	9,590	11,809	22.2	23.1

Notes

1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.

2. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders’ agreement. The adjusted EBITDA for 2004 reflects 100% of Vodacom Congo’s EBITDA for comparative purposes.

EBITDA increased by 23.1% to R11.8 billion (2005: R9.6 billion) for the year ended March 31, 2006, with South Africa (including holding companies) contributing 93.4% and the other African operations contributing 6.6% to EBITDA. The EBITDA margin decreased to 34.7% (2005: 35.1%). The decline in the EBITDA margin is primarily the result of the full year impact of the global alliance fees paid to Vodafone, higher transmission and infrastructure costs as well as higher call centre costs, especially in South Africa and Tanzania. Vodacom’s EBITDA margin, adjusted for the impact of the low margin cellular phone and equipment sales, was 39.9% (2005: 40.1%).

OPERATING EXPENSES

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
Depreciation, impairment and amortisation	2,532	3,112	2,943	22.9	(5.4)
Payments to other network operators	2,990	3,652	4,634	22.1	26.9
Other direct network operating costs	9,445	10,966	13,663	16.1	24.6
Staff expenses	1,332	1,653	2,042	24.1	23.5
Marketing and advertising	702	767	977	9.3	27.4
General administration expenses	687	751	1,043	9.3	38.9
Other operating income	(58)	(64)	(125)	10.3	95.3
Operating expenses[1]	17,630	20,837	25,177	18.2	20.8

Note

1. The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The impact of these restatements is immaterial.

Depreciation, amortisation and impairment

Depreciation, amortisation and impairment decreased by 5.4% to R2.9 billion (2005: R3.1 billion) in the year ended March 31, 2006. The implementation of IAS 16: Property, Plant and Equipment contributed to the lower depreciation charge for the period. A portion of Mozambique’s asset impairment of the prior year was reversed due to an increase in the fair value of infrastructure assets (net impairment reversal for the year: R53 million).

Payments to other network operators

Payments to other network operators increased by 26.9% to R4.6 billion (2005: R3.7 billion) in 2006 as a result of an increased amount of outgoing traffic terminating on other cellular networks, rather than on fixed-line networks.

Other direct network operating costs

Other direct network operating costs increased by 24.6% to R13.7 billion (2005: R11.0 billion) in the year ended March 31, 2006. Other direct network operating costs include the cost to connect customers onto the network as well as other expenses such as cost of equipment and accessories sold, commissions paid to the distribution channels, customer retention expenses, regulatory and license fees, distribution expenses, transmission costs as well as site and maintenance costs.

Staff expenses

Staff expenses increased by 23.5% in the year ended March 31, 2006 to R2.0 billion (2005: R1.7 billion), primarily as a result of an increase in headcount of 9.3% to 5,459 (2005: 4,993) employees in 2006, to support the growth in operations, an increase in the provision for Vodacom’s bonus schemes due to increased profits, the first time provision for long-term incentives payable to executives as well as annual salary increases. Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, improving by 38.9% to 4,308 (2005: 3,101) customers per employee.

Marketing and advertising

Marketing and advertising expenses increased by 27.4% in 2006 to R977 million (2005: R767 million), mainly driven by new technologies and enhancing brand presence in all operations.

General administration expenses

General administration expenses increased by 38.9% to R1.0 billion (2005: R751 million), where the increase was primarily as a result of the customer care centre solutions and various other increases due to the growth in the business. General administration expenses comprise expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income

Other operating income increased by 95.3% to R125 million (2005: R64 million). Other operating income comprises income that Vodacom does not consider as part of its core activities, such as cost recoveries for risk management and consultancy services and franchise fees received.

CAPITAL EXPENDITURE (“CAPEX”)

Capital expenditure additions – geographical split

	Rand millions			% change
Year ended March 31	2004	2005	2006	05/04	06/05
South Africa, excluding holding companies	1,654	2,777	4,384	67.9	57.9
Tanzania	351	234	318	(33.3)	35.9
DRC[1]	395	335	273	(15.2)	(18.5)
Lesotho	7	10	26	42.9	160.0
Mozambique	478	115	121	(75.9)	5.2
Holding companies	6	23	16	283.3	(30.4)
Capital expenditure for the year	2,891	3,494	5,138	20.9	47.1
DRC (49%)[1]	380	–	–	–	–
Adjusted capital expenditure	3,271	3,494	5,138	6.8	47.1

Note

1. During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in the Group financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary after certain clauses granting the outside shareholders participating rights have been removed from the shareholders’ agreement. The adjusted capital expenditure for 2004 reflects 100% of Vodacom Congo’s capital expenditure for comparative purposes.

Cumulative capital expenditure – geographical split

	2005		2006
Year ended March 31	R billions	Foreign	R billions	Foreign
South Africa (R billions)	20.3	–	24.1	–
Tanzania (TSH billions)	1.4	240.1	1.5	297.6
DRC1 (US$ millions)	1.8	281.0	2.0	323.1
Lesotho (Maloti millions)	0.2	211.0	0.2	225.0
Mozambique (MZM billions)	0.7	2,173.7	0.6	2,644.6
Holding companies (R billions)	–	–	0.1	–
Cumulative capital expenditure	24.4	–	28.5	–

The total cumulative capital expenditure of the Group at March 31, 2006 increased by 16.8% to R28.5 billion (2005: R24.4 billion). The Group invested R5.1 billion (2005: R3.5 billion) in property, plant and equipment and computer software for 2006, of which R4.2 billion (2005: R2.8 billion) was for cellular network infrastructure (excluding software).

It is Vodacom’s policy to hedge all foreign denominated commitments of South African operations. However, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom’s other African operations is translated at the average exchange rate of the Rand against the operation’s reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom’s capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account.

FUNDING

Vodacom’s net debt position has increased to R709 million (2005: R426 million) as at March 31, 2006. The Group’s net debt to EBITDA ratio was 6.0% (2005: 4.4%) while Vodacom’s net debt to equity ratio increased to 8.2% (2005: 5.4%). However, the final dividend of R2.8 billion, which was paid on April 5, 2006, should be taken into account when evaluating the net debt to equity ratio. In addition, in terms of covenant calculations, intangible assets are excluded from the calculation. If the shareholders for dividends is included and intangible assets are excluded from the calculation, the net debt to equity ratio at March 31, 2006, increased to 45.9% (2005: 32.0%).

FUNDING continued

Summary of net debt and maturity profile

Rand millions			Repayment of 2006 debt
Year ended	2005	2006	2007	2008	2009	2010	2011	2012
March 31								onwards
Finance leases
South Africa	858	808	79	114	192	99	162	162
Funding loans
Vodacom Tanzania shareholder and project finance loans	369	275	184	–	–	–	–	91
Vodacom Congo medium term loan	1,129	1,114	1,114	–	–	–	–	–
Vodacom Congo preference share liability	232	229	229	–	–	–	–	–
Vodacom Lesotho minority shareholders’ loan	4	4	4	–	–	–	–	–
Other	7	39	39	–	–	–	–	–
Debt excluding bank overdrafts	2,599	2,469	1,649	114	192	99	162	253
Bank overdrafts	1,817	1,386
Gross debt	4,416	3,855
Bank and cash balances	(3,990)	(3,146)
Net debt	426	709

EFFECTIVE TAX RATE

Vodacom’s effective tax rate decreased to 37.5% (2005: 40.2%) primarily as a result of the reduction in the statutory South African tax rate of 1.0% to 29.0% (2005: 30.0%), as well as no additional Mozambique impairments being raised in the current period for which no deferred taxation asset was recognised. Secondary taxation on companies (“STC”) increased Vodacom’s effective tax rate by 6.9% (2005: 6.6%).

SHAREHOLDER DISTRIBUTIONS

Dividends declared for the 2006 financial year totalled R4.5 billion (2005: R3.4 billion), an increase of 32.4%. The final dividend of R2.8 billion was paid on April 5, 2006.

CONCLUSION

Vodacom has performed well in an evolving and competitive African market. The South African market continues its robust trend and management believes that the market is far from being saturated. The strong cash generation ability of Vodacom’s South African operations ensured a healthy consolidated balance sheet, despite substantial dividend payouts. In South Africa, Vodacom intends to strategically position itself to negate the impact of the pending deregulation of the South African market and plans to seize any emerging opportunities. With its strong brand and strong balance sheet, the Group is well positioned to remain the leading player in the main markets in which it operates.

Affordability is the key to market penetration in all markets and Vodacom will continue to re-evaluate its tariffs and introduce innovative products to stimulate demand. In an ever-changing economic and regulatory environment, Vodacom is well positioned to maintain and even improve its current market leadership.

Adv OA Mabandla

Non-executive Chairman

ADC Knott-Craig

Chief Executive Officer

Segment key operational indicators

SOUTH AFRICA

Consolidated key operational indicators (Vodacom South Africa, Smartcall, Smartcom and Cointel)

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Customers (‘000)1	9,725	12,838	19,162	32.0	49.3
Contract	1,420	1,872	2,362	31.8	26.2
Prepaid	8,282	10,941	16,770	32.1	53.3
Community services	23	25	30	8.7	20.0
Gross connections (‘000)	4,998	6,180	9,140	23.6	47.9
Contract	377	610	702	61.8	15.1
Prepaid	4,617	5,566	8,422	20.6	51.3
Community services	4	4	16	–	400.0
Inactives (3 months – %)	n/a	7.9	8.7	n/a	0.8
Contract	n/a	1.5	2.4	n/a	0.9
Prepaid	n/a	9.0	9.6	n/a	0.6
Total churn (%)[2]	36.6	27.1	17.7	(9.5)	(9.4)
Contract	10.1	9.1	10.0	(1.0)	0.9
Prepaid	41.3	30.3	18.8	(11.0)	(11.5)
Traffic (millions of minutes)[3]	12,172	14,218	17,066	16.8	20.0
Outgoing	7,647	9,231	11,354	20.7	23.0
Incoming	4,525	4,987	5,712	10.2	14.5
ARPU (Rand per month)[4]	177	163	139	(7.9)	(14.7)
Contract	634	624	572	(1.6)	(8.3)
Prepaid	90	78	69	(13.3)	(11.5)
Community services	2,155	2,321	1,796	7.7	(22.6)
Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at the end of the period indicated.

2. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.

3. Traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls. Traffic for 2005 was restated to exclude packet switch data traffic.

4. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom’s networks.

SOUTH AFRICA continued

Consolidated key operational indicators (Vodacom South Africa, Smartcall, Smartcom and Cointel)

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Minutes of use per month[5]	96	84	74	(12.5)	(11.9)
Contract	263	226	206	(14.1)	(8.8)
Prepaid	56	52	49	(7.1)	(5.8)
Community services	3,061	3,185	2,327	4.1	(26.9)
South Africa cumulative capex[6]	18,132	20,358	24,095	12.3	18.4
Vodacom South Africa	18,101	20,308	24,035	12.2	18.4
Other	31	50	60	61.3	20.0
Capex per customer (Rand)	1,720	1,515	1,257	(13.5)	(17.0)
Number of employees	3,848	3,954	4,148	2.8	4.9
Vodacom South Africa employees	3,848	3,809	3,893	(1.0)	2.2
Smartcall and Smartcom employees	–	145	206	–	42.1
Cointel employees	–	–	49	–	–
Customers per employee	2,527	3,247	4,619	28.5	42.3
Market share (%)[7]	54	56	58	2.0	2.0

Notes

5. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.

6. Cumulative capital expenditure (“capex”) includes software.

7. Market share is calculated based on Vodacom’s total reported customers and the estimated total reported customers of MTN and Cell C.

VODACOM TANZANIA

Key indicators

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Customers (‘000)[1]	684	1,201	2,091	75.6	74.1
Contract	5	5	7	–	40.0
Prepaid	676	1,193	2,081	76.5	74.4
Community services	3	3	3	–	–
Gross connections (‘000)	404	746	1,353	84.7	81.4
Churn (%)	30.0	29.6	28.5	(0.4)	(1.1)
ARPU (Rand)[2]	128	81	67	(36.7)	(17.3)
Cumulative capex (Rand millions)	1,146	1,359	1,503	18.6	10.6
Number of employees[3]	316	340	438	7.6	28.8
Customers per employee	2,165	3,532	4,774	63.1	35.2
Mobile penetration (%)[4]	3.3	5.1	9.2	1.8	4.1
Mobile market share (%)[4]	57	59	58	2.0	(1.0)

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3. Headcount includes secondees.

4. Penetration and market share is calculated based on Vodacom estimates.

VODACOM CONGO

Key indicators (All indicators include 100% of Vodacom Congo)

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Customers (‘000)[1]	670	1,032	1,571	54.0	52.2
Contract	8	10	14	25.0	40.0
Prepaid	653	1,010	1,538	54.7	52.3
Community services	9	12	19	33.3	58.3
Gross connections (‘000)	513	565	892	10.1	57.9
Churn (%)	20.2	23.1	28.1	2.9	5.0
ARPU (Rand)[2]	150	98	86	(34.7)	(12.2)
Cumulative capex (Rand millions)	1,432	1,759	2,000	22.8	13.7
Number of employees[3]	334	527	479	57.8	(9.1)
Customers per employee	2,006	1,958	3,279	(2.4)	67.5
Mobile penetration (%)[4]	2.3	3.5	5.5	1.2	2.0
Mobile market share (%)[4]	47	47	48	–	1.0

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3. Headcount includes secondees.

4. Penetration and market share is calculated based on Vodacom estimates.

VODACOM LESOTHO

Key indicators

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Customers (‘000)[1]	80	147	206	83.8	40.1
Contract	3	4	3	33.3	(25.0)
Prepaid	76	142	200	86.8	40.8
Community services	1	1	3	–	200.0
Gross connections (‘000)	51	70	98	37.3	40.0
Churn (%)	65.1	17.3	22.3	(47.8)	5.0
ARPU (Rand)[2]	125	92	78	(26.4)	(15.2)
Cumulative capex (Rand millions)	201	211	225	5.0	6.6
Number of employees[3]	68	63	67	(7.4)	6.3
Customers per employee	1,176	2,333	3,071	98.4	31.6
Mobile penetration (%)[4]	5.1	7.4	12.9	2.3	5.5
Market share (%)[4]	80	80	80	–	–

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3. Headcount includes secondees.

4. Penetration and market share is calculated based on Vodacom estimates.

VODACOM MOZAMBIQUE

Key indicators

	Year ended March 31			% change
	2004	2005	2006	05/04	06/05
Customers (‘000)1	58	265	490	356.9	84.9
Contract	1	4	8	300.0	100.0
Prepaid	57	261	482	357.9	84.7
Gross connections (‘000)	58	225	342	287.9	52.0
Churn (%)	0.3	11.3	32.2	11.0	20.9
ARPU (Rand)[2]	110	52	36	(52.7)	(30.8)
Cumulative capex (Rand millions)	478	696	605	45.6	(13.1)
Number of employees[3]	43	109	170	153.5	56.0
Customers per employee	1,349	2,431	2,885	80.2	18.7
Mobile penetration (%)[4]	2.6	4.2	8.4	1.6	4.2
Mobile market share (%)[4]	11	33	30	22.0	(3.0)

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes contract connection revenue, revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3. Headcount includes secondees.

4. Penetration and market share is calculated based on Vodacom estimates.

Consolidated income statements

for the three years ended March 31, 2006

	2004	2005	2006
	Restated	Restated
	Rm	Rm	Rm
Revenue	22,855.2	27,315.3	34,042.5
Other operating income	57.6	63.8	125.1
Direct network operating cost	(12,435.1)	(14,617.8)	(18,297.2)
Depreciation	(2,316.9)	(2,413.6)	(2,651.6)
Staff expenses	(1,331.6)	(1,652.9)	(2,042.1)
Marketing and advertising expenses	(702.0)	(767.3)	(976.9)
General administration expenses	(687.2)	(751.3)	(1,042.7)
Amortisation of intangible assets	(214.8)	(429.6)	(344.2)
Impairment of assets	–	(268.4)	52.8
Profit from operations	5,225.2	6,478.2	8,865.7
Interest, dividends and other financial income	656.6	662.8	659.3
Finance costs	(1,107.5)	(641.7)	(1,318.2)
Profit before taxation	4,774.3	6,499.3	8,206.8
Taxation	(1,722.0)	(2,613.0)	(3,077.8)
Net profit	3,052.3	3,886.3	5,129.0
Attributable to:
Equity shareholders	3,026.1	3,855.5	5,012.3
Minority interests	26.2	30.8	116.7

	2004	2005	2006
	R	R	R
Basic and diluted earnings per share	302,610	385,550	501,230
Dividend per share	210,000	340,000	450,000

Consolidated balance sheets

as at March 31, 2006

	2004	2005	2006
	Restated	Restated
	Rm	Rm	Rm
ASSETS
Non-current assets	12,851.3	13,888.4	16,079.2
Property, plant and equipment	10,912.5	11,576.9	13,386.6
Investment properties	9.9	–	–
Intangible assets	1,002.7	1,644.3	1,954.9
Financial assets	222.4	93.3	92.1
Deferred taxation	277.8	308.1	297.6
Deferred cost	403.8	236.9	311.2
Lease assets	22.2	28.9	36.8
Current assets	7,322.7	8,706.4	8,688.6
Deferred cost	859.8	428.3	451.8
Short-term financial assets	354.3	187.1	149.3
Inventory	288.5	479.5	454.3
Trade and other receivables	3,450.0	3,621.4	4,487.1
Cash and cash equivalents	2,370.1	3,990.1	3,146.1
Total assets	20,174.0	22,594.8	24,767.8
EQUITY AND LIABILITIES
Equity	7,604.2	7,887.9	8,672.3
Ordinary share capital	*	*	*
Retained earnings	7,836.1	8,057.2	8,567.3
Non-distributable reserves	(324.9)	(298.0)	(178.3)
Minority interests	93.0	128.7	283.3
Non-current liabilities	2,317.5	3,233.1	2,236.6
Interest bearing debt	1,216.6	2,213.5	819.2
Deferred taxation	410.1	472.1	602.3
Deferred revenue	403.8	240.7	320.3
Provisions	178.4	184.4	372.3
Operating lease liabilities	108.6	122.4	122.5
Current liabilities	10,252.3	11,473.8	13,858.9
Trade and other payables	3,862.1	4,830.8	5,104.7
Deferred revenue	1,883.4	1,411.4	1,604.5
Taxation payable	852.0	632.6	630.2
Non-interest bearing debt	4.3	4.3	4.3
Short-term interest bearing debt	839.9	381.6	1,645.5
Short-term provisions	473.7	595.0	623.0
Dividends payable	1,500.0	1,800.0	2,800.0
Derivative financial liabilities	64.5	1.0	60.9
Bank borrowings	772.4	1,817.1	1,385.8
Total equity and liabilities	20,174.0	22,594.8	24,767.8
* Amounts less than R50 000.

Consolidated statements of changes in equity

for the three years ended March 31, 2006

	Attributable to equity shareholders
	Share capital	Retained earnings	Non- distributable reserves	Total	Minority interests	Total equity

	Rm	Rm	Rm	Rm	Rm	Rm
Balance at March 31, 2003
– previously reported	*	6,962.8	(141.0)	6,821.8	88.0	6,909.8
Changes in accounting policies, reclassifications and restatements	–	(53.6)	–	(53.6)	–	(53.6)
Balance at March 31, 2003
– restated	*	6,909.2	(141.0)	6,768.2	88.0	6,856.2
Net profit for the year	–	3,026.1	–	3,026.1	26.2	3,052.3
Dividends declared	–	(2,100.0)	–	(2,100.0)	–	(2,100.0)
Contingency reserve	–	0.8	(0.8)	–	–	–
Net gains and losses not recognised in the consolidated income statement
Foreign currency translation reserve	–	–	(194.0)	(194.0)	(21.2)	(215.2)
Foreign currency translation reserve
– deferred taxation	–	–	10.9	10.9	–	10.9
Balance at March 31, 2004
– restated	*	7,836.1	(324.9)	7,511.2	93.0	7,604.2
Net profit for the year	–	3,855.5	–	3,855.5	30.8	3,886.3
Dividends declared	–	(3,400.0)	–	(3,400.0)	(3.8)	(3,403.8)
Contingency reserve	–	(1.0)	1.0	–	–	–
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l.	–	(233.4)	82.1	(151.3)	–	(151.3)
Acquisition of subsidiary	–	–	–	–	10.1	10.1
Revaluation of available-for-sale investments	–	–	0.2	0.2	0.1	0.3
Net gains and losses not recognised in the consolidated income statement
Foreign currency translation reserve	–	–	(56.4)	(56.4)	(1.5)	(57.9)
Balance at March 31, 2005
– restated	*	8,057.2	(298.0)	7,759.2	128.7	7,887.9
Net profit for the year	–	5,012.3	–	5,012.3	116.7	5,129.0
Dividends declared	–	(4,500.0)	–	(4,500.0)	(0.9)	(4,500.9)
Contingency reserve	–	(2.2)	2.2	–	–	–
Acquisition of subsidiary	–	–	–	–	46.5	46.5
Minority share of VM, S.A.R.L.	–	–	–	–	8.0	8.0
Revaluation of available-for-sale investments	–	–	(0.2)	(0.2)	(0.1)	(0.3)
Net gains and losses not ecognized in the consolidated income statement
Foreign currency translation reserve	–	–	117.7	117.7	(15.6)	102.1
Balance at March 31, 2006	*	8,567.3	(178.3)	8,389.0	283.3	8,672.3
* Amounts less than R50 000.

Consolidated cash flow statements

for the three years ended March 31, 2006

	2004	2005	2006
	Restated	Restated
	Rm	Rm	Rm
Cash flow from operating activities
Cash receipts from customers	22,175.5	27,078.8	33,132.7
Cash paid to suppliers and employees	(14,578.8)	(17,066.8)	(22,042.4)
Cash generated from operations	7,596.7	10,012.0	11,090.3
Finance costs paid	(512.3)	(259.2)	(446.4)
Interest, dividends and other financial income received	368.7	246.8	338.6
Taxation paid	(1,463.3)	(2,744.4)	(2,980.3)
Dividends paid – equity shareholders	(1,200.0)	(3,100.0)	(3,500.0)
Dividends paid – minority shareholders	–	(5.2)	(0.9)
Net cash flows from operating activities	4,789.8	4,150.0	4,501.3
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,813.8)	(3,048.0)	(4,346.3)
Proceeds on disposal of property, plant and equipment	5.0	20.1	29.6
Acquisition of intangible assets	(121.1)	(205.4)	(442.1)
Proceeds on disposal of intangible assets	–	–	1.6
Acquisition of subsidiaries	149.6	(289.8)	(0.4)
Change in business combinations	–	–	0.3
Acquired cash from Vodacom Congo (RDC) s.p.r.l.	–	12.9	–
Other investing activities	(219.5)	136.0	(33.5)
Net cash flows utilised in investing activities	(2,999.8)	(3,374.2)	(4,790.8)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid	(920.0)	–	–
Interest bearing debt incurred	186.9	1,165.3	32.3
Interest bearing debt repaid	(55.6)	(1,332.3)	(89.7)
Finance lease capital repaid	(9.6)	(28.1)	(50.2)
Net cash flows utilised in financing activities	(798.3)	(195.1)	(107.6)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	991.7	580.7	(397.1)
Cash and cash equivalents at the beginning of the year	647.5	1,597.7	2,173.0
Effect of foreign exchange rate changes	(41.5)	(5.4)	(15.6)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,597.7	2,173.0	1,760.3

Disclaimer

This report has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this report and will not be held liable for any reliance placed on the information contained in this report.

The information contained in this report is subject to change without notice and may be incomplete or condensed. In addition, this report may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the aforegoing, it should be noted that:

•

Many of the statements included in this report are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this report either to conform them to actual results or to changes in our expectations.

•

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this report.

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